SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)1

Samsonite Corporation

Common Stock

(Title of Class of Securities)

79604V105

(CUSIP Number)

James L. Learner, P.C.

Kirkland & Ellis LLP

Tower 42

25 Old Broad Street

London EC2N 1HQ

United Kingdom

Telephone Number: +44 (0) 20 7816 870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 79604V105	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bain Capital (Europe) L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 179,062,678 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 179,062,678 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,062,678
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14.	TYPE OF REPORTING PERSON* PN

This Amendment No. 11 supplements and amends the initial statement on Schedule 13D dated May 9, 2003 (“Initial Schedule 13D”), Amendment No. 1 to the Initial Statement dated August 6, 2003 (“Amendment No. 1”), Amendment No. 2 to the Initial Statement dated August 28, 2003 (“Amendment No. 2”), Amendment No. 3 to the Initial Statement dated September 30, 2003 (“Amendment No. 3”), Amendment No. 4 to the Initial Statement dated April 27, 2004 (“Amendment No. 4”), Amendment No. 5 to the Initial Statement dated July 20, 2004 (“Amendment No. 5”), Amendment No. 6 to the Initial Statement dated October 22, 2004 (“Amendment No. 6”), Amendment No. 7 to the Initial Statement dated January 5, 2005 (“Amendment No. 7”), Amendment No. 8 to the Initial Statement dated November 15, 2005 (“Amendment No. 8”), Amendment No. 9 to the Initial Statement dated January 4, 2006 (“Amendment No. 9”), and Amendment No. 10 to the Initial Statement dated February 3, 2006 (“Amendment No. 10”) filed by Bain Capital (Europe) LLC. On December 19, 2006, Bain Capital (Europe) LLC was converted into Bain Capital (Europe) L.P. Bain Capital (Europe) L.P. is the Reporting Person filing this Amendment No. 11 (this “Amendment”). This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239. Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by the Amendments, remains in full force and effect. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Initial Schedule 13D and the Amendments, as applicable.

Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2. Identity and Background

Item 2 is hereby deleted in its entirety and replaced as follows:

This Amendment is filed by Bain Capital (Europe) L.P., a limited partnership organized under the laws of the State of Delaware (the “Reporting Person”). On December 19, 2006, the members and sole manager of Bain Capital (Europe) LLC unanimously authorized and approved the conversion of Bain Capital (Europe) LLC into a limited partnership, and on December 19, 2006, Bain Capital (Europe) LLC filed a certificate of conversion with the Secretary of State of the State of Delaware to effectuate the conversion of Bain Capital (Europe) LLC into the Reporting Person. The Reporting Person was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Reporting Person is, engaging in any lawful act or activity for which limited partnerships may be formed under the Delaware Limited Partnership Act (6 Del.C. § 17-101, et seq.) (the “Act”), as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing. The current principal business address of the Reporting Person is Devonshire House, Mayfair Place, London, England W1J8AJ.

With the filing of the certificate of conversion on December 16, 2006, Bain Capital Investors, LLC, a limited liability company organized under the laws of the State of Delaware (the “General Partner”), was admitted as the general partner of the Reporting Person. Bain Capital Investors, LLC was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the General Partner is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing. The current principal business address of Bain Capital Investors, LLC is at c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

During the last five years, neither the Reporting Person, the General Partner nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A to this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented to add the following:

On January 4, 2007 the Reporting Person converted 47,746 shares of Preferred Stock into 154,529,590 shares of Common Stock. The Preferred Stock was converted into Common Stock in accordance with its terms.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 4, 2007 the Reporting Person converted 47,746 shares of Preferred Stock into 154,529,590 shares of Common Stock. The Preferred Stock was converted into Common Stock in accordance with its terms. The Reporting Person consummated the conversion for investment purposes.

Item 5. Interest in Securities of the Company.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (c) As of the date of this Amendment, the Reporting Person beneficially owns and has sole power to vote and sole power of disposition over 179,062,678 shares of Common Stock (comprised of 179,006,708 shares of Common Stock and 5,000 warrants currently exercisable for 55,970 shares of Common Stock) representing approximately 24.1% of the shares of Common Stock outstanding, which percentage is calculated based upon 227,174,626 shares of Common Stock reported to be outstanding by the Issuer as of December 13, 2006, as adjusted pursuant to Rule 13d-3(d)(1) and option giving affect to the conversion of all Preferred Stock.

(d) – (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

SCHEDULE A

OFFICERS OF BAIN CAPITAL INVESTORS, LLC

Name (1) (2)	Title

Richard C. Albright	Managing Director – Investor Relations
Andrew B. Balson	Managing Director
Steven W. Barnes	Managing Director
Joshua Bekenstein	Managing Director
Edward W. Conard	Managing Director
John P. Connaughton	Managing Director
Jay P. Corrigan	Chief Financial Officer
Sean M. Doherty	General Counsel
Paul B. Edgerley	Managing Director
Michael F. Goss	Managing Director – Chief Administrative Officer
Jordan Hitch	Managing Director
Matthew S. Levin	Managing Director
Ian K. Loring	Managing Director
Philip Loughlin	Managing Director
Mark E. Nunnelly	Managing Director
Stephen G. Pagliuca	Managing Director
Benjamin Thorndike	Director – Investor Relations
Michael Ward	Managing Director
Stephen M. Zide	Managing Director

(1)	The current principal business address of each officer of Bain Capital Investors, LLC is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA, 02199.
(2)	Each of the officers is a citizen of the United States of America.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 11, 2007

BAIN CAPITAL (EUROPE) L.P.

By:	BAIN CAPITAL INVESTORS, LLC, its general partner

By:	/s/ Michael F. Goss
Name:	Michael F. Goss
Title:	Managing Director